EXHIBIT 1

INCREDIMAIL BOARD APPROVES $3.8 MILLION INTERIM DIVIDEND

TEL AVIV, ISRAEL – August 31, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today announced that its Board of Directors approved an interim cash dividend of $3.8 million, which is approximately $0.40 per share. Distributing the dividend is subject to receipt by the Company of a tax pre-ruling from the Israeli Tax Authority as required by Israeli law.

The dividend’s record date and date of distribution are intended to be announced after receiving the pre-ruling from the Israeli Tax Authority.

This interim dividend is equivalent to the Company’s net earnings in the first half of 2009, and is part of the Company’s dividend policy, as announced on March 12, 2009, whereby at least 50% of the Company’s annual net income is planned to be paid out as a dividend.

About IncrediMail Ltd.

IncrediMail Ltd. (NASDAQ:MAIL – News) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy, legal, regulatory and government administrative approvals and processes and various other factors, both referenced and not referenced in this press release, and any such factors could affect or prevent the payment of the dividend or the implementation of any buyback programs described in this release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com